RMS

18007810

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC Mail Processing
JUN 04 2018
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUTONOMOUS RESEARCH US LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 AVENUE OF THE AMERICAS SUITE 2303
(No. and Street)

NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIN BASKETT 646-561-6201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE, 21ST FLOOR (Address) NEW YORK, (City) NEW YORK (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, ERIN BASKETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUTONOMOUS RESEARCH US LP, as of MARCH 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

Managing Partner+CFO/CCO
Title

AUGUSTO MADERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6366602
Qualified In New York County
My Commission Expires 10-30-2021

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUTONOMOUS RESEARCH US LP

STATEMENT OF FINANCIAL CONDITION

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2018

AUTONOMOUS RESEARCH US LP

FINANCIAL STATEMENT

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-5

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support, Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Partners
of Autonomous US Research LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Autonomous US Research LP (the "Partnership") as of March 31, 2018, and the related notes to the financial statement. In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Partnership as of March 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as the Company's auditor since 2012.

New York, New York
May 31, 2018

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

Offices: New York, NY; Jericho, NY; Park Ridge, NJ; White Plains, NY; Ronkonkoma, NY

AUTONOMOUS RESEARCH US LP
Statement of Financial Condition
As of March 31, 2018

ASSETS	
Cash	$ 3,190,091
Trade receivables	2,233,901
Due from UK related entity (note 4)	927,025
Due from HK related entity (note 4)	199
Rental deposit	345,730
Due from broker	987,931
Other receivables	42,588
Prepaid expenses	300,116
Property and equipment, net of accumulated depreciation and amortization (note 3)	79,283
TOTAL ASSETS	$ 8,106,864
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Trade payables	$ 152,815
Due to UK related entity (note 4)	886,815
Due to HK related entity (note 4)	108,017
Accrued expenses	423,436
Deferred income	220,626
Total Liabilities	1,791,709
COMMITMENTS AND CONTINGENCIES	
Partners' capital	6,315,155
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 8,106,864

The accompanying notes are an integral part of these financial statements.

AUTONOMOUS RESEARCH US LP
NOTES TO THE FINANCIAL STATEMENT
March 31, 2018

1. THE PARTNERSHIP AND BASIS OF PRESENTATION

Autonomous Research US LP ("Autonomous") was organized as a Limited Partnership in the state of Delaware on June 18, 2012 and operated as a branch of the United Kingdom based Autonomous Research LLP ("UK entity") through March 31, 2013. Autonomous Research US LP became a registered broker dealer of FINRA on March 21, 2013, and began operations as an independent broker dealer as of April 1, 2013.

Autonomous is an independent research firm providing investment research on the banking, mortgage, and asset management sectors to institutional investors. The equity research team provides in-depth coverage on the financial institutions across the United States.

The financial statement and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statement reflects all adjustments which are, in the opinion of management, necessary for the fair presentation of results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounts receivable and credit risk - Accounts receivable consist of amounts receivable on open transactions from customers and clearing organizations, commissions and fees earned and receivables billed for research services, net of an allowance for doubtful accounts, if any. Autonomous conducts on-going evaluations of its customers and generally does not require collateral or other security from customers.

Property and equipment - Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for equipment sold, retired or otherwise disposed of are relieved from the accounts, and resulting gains and losses are reflected in income. Depreciation is calculated using the straight–line method over the estimated useful lives of the property and equipment and over the remaining lease term for leasehold improvements. The estimated useful lives of items may vary depending on item location, though terms are generally consistent.

Income taxes – No provision is required for federal and state taxes on the income of Autonomous. Under the Internal Revenue Code and similar state regulations, Autonomous is treated as a partnership and accordingly, the income of Autonomous is taxed to the partners. Autonomous remains liable for New York City unincorporated business taxes. Autonomous determined that there are no uncertain tax positions which would require adjustments or disclosures in the financial statements. The tax years of 2015, 2016 and 2017 remain subject to examination by taxing authorities.

Deposits with clearing organization - Autonomous has a reserve deposit with its clearing organization, along with monies due from the clearing organization for transactions in the most recent period. The clearing organization requires deposits from all brokers for whom they transact business. The deposit with the clearing organization is reflected in the statement of financial condition as due from broker as of March 31, 2018.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at March 31, 2018.

Office furniture and equipment	$ 463,317
Leasehold improvements	292,223
	755,540
Less: accumulated depreciation and amortization	(676,257)
	$ 79,283

4. RELATED PARTY TRANSACTIONS

Autonomous may allocate part of its annual profits to charitable causes at its discretion. The funds are administered by the Autonomous Research Foundation US ("ARFUS"), an independent charity registered in the United States.

Autonomous, along with the UK and Autonomous Research Asia Limited ("HK entity"), have revenue and expense sharing agreements in place whereby the entities share in certain trade expenses, provide access to certain resources, and allocate and remit certain trade revenues throughout the course of the year. The amounts due for such items as of March 31, 2018 between entities are reflected on the face of the balance sheet. As these items relate to daily trade operations, they are included in the applicable revenues and expense accounts.

5. COMMITMENTS AND CONTINGENCIES

Autonomous has an operating lease agreement for its office space, expiring February 4, 2019. The future annual lease payments are as follows:

Year Ending March 31, 2019	$ 333,125

Autonomous has an irrevocable standby letter of credit in favor of the landlord for $341,000, plus interest, that expires May 4, 2019. As of March 31, 2018, the balance which Autonomous has pledged with interest is $345,730.

5. COMMITMENTS AND CONTINGENCIES (continued)

Autonomous and certain of its officers, along with UK entity and certain of their officers, are defendants in an ongoing litigation before the U.S. District Court for the Southern District of New York that has been brought by Autonomous' Chief Compliance Officer and Managing Partner alleging claims of employment discrimination on the basis of gender, violations of the equal pay laws, and whistleblower retaliation. The outcome of this litigation cannot be predicted at this time and no loss contingency has been recorded. Management believes that the resolution of this litigation will not result in any material adverse effect on Autonomous' financial position.

Autonomous has been undergoing a New York State sales tax audit for which resolution has not yet occurred. While final outcome cannot be predicted at this time, a contingency based on the last settlement offer to New York State has been accrued.

6. REGULATORY CAPITAL REQUIREMENTS

Autonomous is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $250,000 or one-fifteenth of aggregate indebtedness. At March 31, 2018, Autonomous had net capital of $4,717,507, which exceeded its requirements by $4,467,507. Additionally, Autonomous must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2018, this ratio was 0.38:1.

Autonomous is exempt from the provisions of Rule 15c3-3 of the SEC since Autonomous' activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

7. CONCENTRATION OF CREDIT RISK

Autonomous maintains cash balances in a financial institution, which is insured by the Federal Deposit Insurance Corporation for up to $250,000. From time to time, Autonomous' balances may exceed this limit.

8. SUBSEQUENT EVENTS

Autonomous evaluated all events and transactions that occurred after March 31, 2018 through May 31, 2018 which is the date that the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in Autonomous' financial statements.